UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                  .

Commission file number: 001-32846

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLDCASTLE 401K PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRH, plc

Belgard Castle, Clondalkin

Dublin 22, Ireland

The securities may be represented by American Depositary Shares evidenced by American Depositary Receipts issuable on deposit of the securities.

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1.	Report of Independent Registered Public Accounting Firm

2.	Statements of Net Assets Available for Benefits

3.	Statement of Changes in Net Assets Available for Benefits

4.	Notes to Financial Statements

5.	Supplemental Schedule

Exhibits. The following exhibit is filed as a part of this annual report:

Exhibit 23.1	Consent of Crowe Horwath LLP

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OLDCASTLE 401K PLAN

Date: June 29, 2015	/s/ Charles Brown
Charles Brown, CFO Oldcastle Materials, Inc, and
Member, Benefit Plans Administrative Committee

OLDCASTLE 401(k) PLAN

Atlanta, Georgia

FINANCIAL STATEMENTS

December 31, 2014 and 2013

OLDCASTLE 401(k) PLAN

ANNUAL REPORT ON FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2014

Page No.
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2014 and 2013	2
Statement of Changes in Net Assets Available for Benefits forthe Year Ended December 31, 2014	3
Notes to Financial Statements	4

Supplemental Schedules:
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	13
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2014	14

Signatures

Exhibit:

23.1 Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Investment Committee of the Oldcastle 401(k) Plan

Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Oldcastle 401(k) Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 and for the year then ended have been subjected to audit procedures performed in conjunction with the audit of the Oldcastle 401(k) Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 29, 2015

OLDCASTLE 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2014 and 2013

	2014	2013
Investments, at fair value (Notes 4 and 5)	$1,873,558,179	$1,711,983,722

Receivables
Notes receivable from participants	31,572,454	29,224,280
Employer profit sharing contributions	44,105,914	32,740,619
Employer matching contributions	341,221	1,824,752
Participant contributions	688,155	650,755

Total receivables	76,707,744	64,440,406

Total assets	1,950,265,923	1,776,424,128

Net assets, reflecting all investments at fair value	1,950,265,923	1,776,424,128

Adjustment from fair value for fully benefit-responsive investment contracts to contract value	(2,575,428)	(2,630,512)

NET ASSETS AVAILABLE FOR BENEFITS	$1,947,690,495	$1,773,793,616

See accompanying notes to financial statements.	2.

OLDCASTLE 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2014

Additions to net assets available for benefits attributable to:
Investment income:
Interest and dividends	$39,104,141
Net appreciation in fair value of investments (Note 4)	69,564,332

Total investment income	108,668,473
Investment income on notes receivable from participants	1,284,811

Contributions
Employer	90,175,365
Participants	84,711,547
Rollover	6,789,471

Total contributions	181,676,383

Total additions	291,629,667

Deductions from net assets available for benefits attributable to:
Benefits paid to participants	163,467,939
Administrative expenses	995,289

Total deductions	164,463,228

Net increase prior to transfers in	127,166,439

Transfers in (Note 8)	46,730,440

Net increase	173,896,879

Net assets available for benefits
Beginning of year	1,773,793,616

End of year	$1,947,690,495

See accompanying notes to financial statements.	3.

OLDCASTLE 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Oldcastle 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan‘s provisions.

General: The Plan is a multiple – employer defined contribution Plan covering employees of Oldcastle Materials, Inc. and certain subsidiaries (collectively referred to as the “Company”) who are 18 years old or older and who have completed 90 days of eligibility service. Eligibility for Company contributions requires one year or 1,000 hours of service along with the age requirements. However, certain participating employers of the Plan have different eligibility requirements as detailed in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions: Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan and subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution Plans.

Participants hired on or after January 1, 2012 are automatically enrolled at a 2% of eligible compensation contribution rate when hired and can change or discontinue that percentage.

The Company generally matches 100% up to 4% of the base compensation that a participant contributes to the Plan. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. Certain participating employers of the Plan have different employer matching, non-elective contribution and profit sharing contribution formulas. Contributions are subject to certain limitations. Plan participants direct the investment of their contributions and the employer matching, non- elective and profit sharing contributions into the various investment options offered by the Plan.

Participant Accounts: Each participant’s account is credited with the participant’s own contributions and an allocation of (a) the Company’s matching contributions, (b) Plan earnings, and (c) the Company’s employer profit sharing contributions, if any, and is charged with his or her withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Vesting: Participants are immediately vested in their contributions and the matching contributions plus actual earnings thereon. Vesting in the profit sharing contributions, plus earnings thereon, is generally based on a five-year graded schedule at 20% per year, though some participating employers have other vesting schedules for the profit sharing accounts, as detailed in the Plan documents. For non-elective contributions, certain participating employers of the Plan have different vesting schedules as detailed in the Plan documents.

Payment of Benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account in monthly, quarterly, or annual installments. For termination of service for other reasons such as in-service and hardship withdrawals, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(Continued)	4.

OLDCASTLE 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Notes Receivable from Participants: Participants may borrow from their pretax and rollover accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their pretax and rollover account balance, whichever is less. The loans are secured by the balance in the participant’s account. The interest rate charged to the participant on a loan is updated quarterly and effective on the first business day of the next calendar quarter. The rate is based on the Reuters prime rate with specific deltas. The delta rate is one percent added to, or subtracted from, the prime rate. Principal and interest are paid through payroll deductions.

Forfeitures: Participant forfeitures of Company profit sharing contributions are used to offset Plan expenses or future Company profit sharing contributions. For the Plan year ended December 31, 2014, $2,780,000 of forfeited profit sharing contributions were used to offset the funding of the profit sharing contribution for the prior Plan year reflected in the financial statements.

As of December 31, 2014 and 2013, the forfeiture account balance was $507,094 and $1,717,157, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value as further described in Note 5. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Fully Benefit-Responsive Investment Contracts: While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals, and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all, or a portion of their investment, at contract value. The Plan holds an indirect interest in fully benefit-responsive contracts through its investment in a stable value fund.

Payment of Benefits: Benefits are recorded when paid.

(Continued)	5.

OLDCASTLE 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties: The Plan holds various investments. These investments are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Administrative and Investment Management Expenses: Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Plan. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Company.

Fair Value of Employer and Participant Contribution Receivable: The carrying amount of the contribution receivable approximates fair value due to its short term maturity.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer profit sharing contributions and earnings thereon.

NOTE 4 - INVESTMENTS

The following presents the fair values of investments that represent 5 percent or more of the Plan’s net assets available for benefits:

	2014		2013
Vanguard Institutional Index Fund	$164,594,237		$148,076,592
Fidelity Managed Income Portfolio II (Contract Value for 2014: $177,361,975; 2013: $184,243,470)	179,937,403		186,873,982
PIMCO Total Return Institutional Class	89,641,784	*	92,257,629
Harbor Capital Appreciation Fund Institutional Class	113,925,242		102,856,878
Pyramis COR Lifecycle 2020	171,294,840		146,505,622
Pyramis COR Lifecycle 2025	181,004,888		151,562,142
Pyramis COR Lifecycle 2030	145,573,374		122,697,482
Pyramis COR Lifecycle 2035	121,420,798		102,598,535

*	2014 balance did not meet 5% threshold.

(Continued)	6.

OLDCASTLE 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 4 - INVESTMENTS (Continued)

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $69,564,332 as follows:

Mutual funds	$17,141,829
Collective trusts	54,045,706
Company common stock	(1,623,203)

Net appreciation	$69,564,332

NOTE 5 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 price such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual Funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Company Common Stock: The fair value of CRH public limited company common stock is determined by obtaining quoted prices from a nationally recognized exchange (Level 1 input).

(Continued)	7.

OLDCASTLE 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 5 - FAIR VALUE MEASUREMENTS (Continued)

Self-Directed Brokerage Accounts: The fair value of investments held in the brokerage accounts (which consist primarily of equities funds) are determined by obtaining quoted prices on nationally recognized securities exchanged (Level 1 inputs).

Stable Value collective trust fund: The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs). The Fidelity Managed Income Portfolio II Fund invests in assets such as fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements. The fund also enters into wrapper contracts issued by third parties and invests in cash equivalents. The investment objective of the fund is to seek the preservation of capital and to achieve a competitive level of income over a period of time that is consistent with the preservation of capital. The fund provides for daily redemptions by the Plan at reported net asset value per share. There are no significant redemption restrictions or advance notification requirements for participant withdrawals. For a full liquidation of the Plan’s interest, the trustee of the collective trust, Fidelity Management Trust Company, has the right to affect the withdrawal of the assets of a participating Plan for no more than twelve months from the date that written notice of such withdrawal is received.

Collective Trusts: The fair values of participation units held in collective trusts, other than stable value funds, are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (Level 2 inputs). The investment objective of the Pyramis Lifecycle Funds is to achieve a high total return until its retirement date. Thereafter the portfolio’s objective will be to seek high current income and, as a secondary objective, capital appreciation. Each collective trust held provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement. The underlying investments for the funds differ based on the investment strategy for each fund. Generally the portfolio will employ a fund-of-funds process by investing in other underlying pools and/or mutual funds. The portfolio manager will set the target asset allocation mix while taking a long-term approach to key asset allocation decisions. As the portfolio nears its target date, the investment mix gradually becomes more conservative with a higher use of fixed income investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)	8.

OLDCASTLE 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 5 - FAIR VALUE MEASUREMENTS (Continued)

Investments measured at fair value on a recurring basis are summarized below.

	Fair Value Measurements
	At December 31, 2014, Using
	Quoted Prices in	Significant	Significant
	Active Markets for	Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments
CRH plc common stock	$25,216,925	$	$
Mutual Funds:
Domestic large cap equities	362,381,872	—	—
Domestic mid cap equities	118,169,872	—	—
Domestic small cap equities	89,497,601	—	—
International blended	84,421,547	—	—
Blended	89,641,784	—	—
Money Market Fund	137,212	—	—
Brokerage Link	10,766,604	—	—
Collective Trusts:
Target Date 2000-2010	—	29,707,754	—
Target Date 2011-2020	—	255,915,884	—
Target Date 2021-2030	—	326,578,262	—
Target Date 2031-2050	—	292,945,337	—
Target Date 2051-2060	—	8,240,122	—

Stable value fund	—	179,937,403	—

	$780,233,417	$1,093,324,762	$—

There were no significant transfers between Level 1 and Level 2 during 2014.

(Continued)	9.

OLDCASTLE 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 5 - FAIR VALUE MEASUREMENTS (Continued)

	Fair Value Measurements
	At December 31, 2013, Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments
CRH plc common stock	$27,219,849	$	$
Mutual Funds:
Domestic large cap equities	330,202,118	—	—
Domestic mid cap equities	108,173,507	—	—
Domestic small cap equities	83,185,307	—	—
International blended	91,378,511	—	—
Blended	92,257,629	—	—
Money Market Fund	82,171	—	—
Brokerage Link	7,524,780	—	—
Collective Trusts:
Target Date 2000-2010	—	30,531,883	—
Target Date 2011-2020	—	233,983,154	—
Target Date 2021-2030	—	274,259,624	—
Target Date 2031-2050	—	241,704,950	—
Target Date 2051-2060	—	4,606,257	—

Stable value fund	—	186,873,982	—

	$740,023,872	$971,959,850	$—

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds investments in shares of mutual funds managed by Fidelity Investments, an affiliate of the Plan trustee, shares of collective trust funds issued by Pyramis Global Advisors Trust Company, an affiliate of Fidelity Investments an affiliate of the Plan trustee, and a stable value fund issued by Fidelity Management Trust Company, the Plan trustee. These transactions qualify as party-in-interest transactions.

Actual fees paid by the Plan for recordkeeping services to an affiliate of the trustee also qualify as party-in-interest transactions. Such costs are included in administrative expenses in the accompanying financial statements. Investment management fees are paid by the Plan to investment managers, which are parties in interest, and that these expenses are reflected in the financial statements as a reduction of the return on the Plan’s investments.

The Plan held notes receivable from participants, and therefore, these transactions also qualify as party-in-interest. As of December 31, 2014 and 2013, the Plan held 1,049,741 and 1,055,746 shares of common stock of CRH plc valued at $25,216,925 and $27,219,849, respectively. The Plan also received dividends of $869,859 during 2014 on this common stock. As Oldcastle Materials, Inc. is a division of CRH plc, this investment and transactions therein are considered a party-in-interest.

(Continued)	10.

OLDCASTLE 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 7 - TAX STATUS

By letter dated January 27, 2015, the Internal Revenue Service (IRS) has determined that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. Plan management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, management believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013, to the Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$1,947,690,495	$1,773,793,616
Deficiency of contract value over estimated fair value of investment in stable value fund	2,575,428	2,630,512
*Plan transfers	—	46,730,440
Deemed distributions	(973,880)	(728,911)
Other	14,530	—
Employer receivables not included on the 5500	(44,447,135)	(34,565,371)
Employee receivables not included on the 5500	(688,155)	(650,755)

Net assets per the Form 5500	$1,904,171,283	$1,787,209,531

*	The Tilcon Savings Plan for Hourly (Union) Employees; the Glen-Gery Hourly 401(k) Plan, the Trap Rock Salaried Non-Bargaining Employees 401(k) Savings Plan, the Trap Rock Industries, Inc. Hourly 401(k) Plan and the Old Castle Union Plan were merged into the Plan on January 1, 2014. Total assets approximating $46,730,440 were transferred into the Plan on January 1, 2014 as a result of the mergers. The 2013 Form 5500s for the five merged plans disclosed a transfer to the Plan. Therefore, the Plan’s 2013 Form 5500 reflected the transfer in of these assets.

(Continued)	11.

OLDCASTLE 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2014 per the financial statements to the net income reported in the 2014 Form 5500:

Increase in net assets available for benefits per the financial statements	$173,896,879
Change in deficiency of contract value over estimated fair value of investment in stable value fund	(55,084)
*Plan Transfers	(46,730,440)
Change in Deemed Distributions	(244,969)
Other	14,530
Employer receivables for 2014 not included on the 5500	(44,447,135)
Employee receivables for 2014 not included on the 5500	(688,155)
Employer receivables for 2013 included on the 5500	34,565,371
Employee receivables for 2013 not included on the 5500	650,755

Net income plus Transfer of assets to this plan per the Form 5500	$116,961,752

*	The Tilcon Savings Plan for Hourly (Union) Employees; the Glen-Gery Hourly 401(k) Plan, the Trap Rock Salaried Non-Bargaining Employees 401(k) Savings Plan, the Trap Rock Industries, Inc. Hourly 401(k) Plan and the Old Castle Union Plan were merged into the Plan on January 1, 2014. Total assets approximating $46,730,440 were transferred into the Plan on January 1, 2014 as a result of the mergers. The 2013 Form 5500s for the five merged plans disclosed a transfer to the Plan. Therefore, the Plan’s 2013 Form 5500 reflected the transfer in of these assets.

12.

SUPPLEMENTAL SCHEDULES

OLDCASTLE 401(k) PLAN

SCHEDULE H, LINE 4a –SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2014

Name of Plan sponsor: Oldcastle, Inc.

Employer identification: 95-3298140

Three-digit Plan number: 002

Total that Constitute Nonexempt Prohibited Transactions
	Participant	Late Participant			Contributions	Total Fully
	Contributions	Loan Repayments		Contributions	Pending	Corrected Under
	Remitted	are Included	Contributions	Corrected	Correction in	VFCP and PTE
	Late to Plan	(Yes/No)	Not Corrected	Outside VFCP	VFCP	2002-51
2014	$3,332	No	$0	$0	$0	$3,332	*

•	Amount represents late contributions during the period January 1, 2014 through December 31, 2014. All late contributions for the period January 1, 2014 through December 31, 2014 have been corrected as of December 31, 2014.

13

OLDCASTLE 401(k) PLAN

SCHEDULE H, LINE 4i –SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

December 31, 2014

Name of Plan sponsor: Oldcastle, Inc.

Employer identification: 95-3298140

Three-digit Plan number: 002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c)	(d) Cost	(e) Current Value
		Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Date
		Mutual Funds
	PIMCO	Total Return Fund Institutional Class	#	$89,641,784
	Prudential	Small Co	#	30,534,316
	Harbor	Harbor International Institutional Fund	#	25,598,324
	Harbor	Harbor Capital App Fund Institutional	#	113,925,242
	Morgan Stanley	Mid Cap Growth Portfolio	#	36,162,168
	Vanguard	Institutional Index Fund	#	164,594,237
	Vanguard	Mid Cap Index Institutional	#	51,216,468
	Vanguard	Small Cap Index Institutional	#	39,852,642
	MFS	Value Fund	#	83,862,393
	Artisan	Mid Cap Value Fund	#	30,791,236
	Target	Small Cap Value Fund	#	19,110,643
	American Fund	EuroPac Growth R6	#	58,823,223
*	Fidelity Management Trust Co	Fidelity Money Market Trust Retirement	#	137,212
		Money Market Portfolio

		Collective Trusts
*	Pyramis Global Advisors Trust Co	COR Lifecycle INC	#	3,929,219
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2005	#	4,381,538
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2010	#	21,396,997
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2015	#	84,621,044
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2020	#	171,294,840
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2025	#	181,004,888
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2030	#	145,573,374
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2035	#	121,420,798
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2040	#	86,521,566
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2045	#	58,157,412
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2050	#	26,845,561
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2055	#	8,240,122

		Stable Value Funds
*	Fidelity Management Trust	Managed Income Portfolio II Fund	#	179,951,933

		Company Stock
*	CRH plc	Common Stock	#	25,216,925

		Other
	Various	Self Directed Brokerage Accounts	#	10,766,604
*	Plan participants	Notes Receivables interest rates at 3.25% to 11.50% with ranging maturities until November 2035	#	30,598,574

				$1,904,171,283

*	Indicates a permitted party-in-interest.
#	Cost information is not required for participant-directed investments and, therefore, has not been included in this schedule.

14

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm